UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Nevada Gold & Casinos, Inc.
(Name of Issuer)

Common Stock, $0.12 par value per share

(Title of Class of Securities)

64126Q206

(CUSIP Number)

Eric Persson
Maverick Casinos LLC
2926 Montessouri
Las Vegas NV 89117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	64126Q206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric Persson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,258
	8	SHARED VOTING POWER 890,390 (see Items 3, 4, 5)
	9	SOLE DISPOSITIVE POWER 10,258
	10	SHARED DISPOSITIVE POWER 890,390 (see Items 3, 4, 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (see Items 3, 4, 5)
14	TYPE OF REPORTING PERSON (See Instructions) HC

1	NAMES OF REPORTING PERSONS MAVERICK CASINOS LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 83-0985409
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 890,390 (see Items 3, 4, 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 890,390 (see Items 3, 4, 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (see Items 3, 4, 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $0.12 per share (the “Common Stock”) of Nevada Gold & Casinos, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 133 E Warm Springs Road, Suite 102, Las Vegas Nevada 89119.

Item 2. Identity and Background

(a)	This Scheduled 13D is being filed on behalf of (i) Eric Persson and (ii) Maverick Casinos LLC, a Nevada limited liability company (“Maverick” and together with Mr. Persson, the “Reporting Persons”). The securities herein are beneficially owned by Maverick, and by Mr. Eric Persson in his capacity as the control person of Maverick. Mr. Persson is the Manager of Maverick and in such capacity may be deemed to indirectly beneficially own the securities reported herein.

Mr. Persson disclaims beneficial ownership of the 890,390 shares reported herein over which there is shared voting and dispositive power, except to the extent of his pecuniary interest in Maverick, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b)	The business address of each of the Reporting Persons is c/o Maverick Casinos LLC, 2926 Montesourri, Las Vegas, NV 89117.

(c)	Mr. Persson is the Manager of Maverick, as well as a Manager and holds the largest percentage membership interest of Maverick Gaming LLC, which owns the Wendover Nugget Hotel & Casino and Red Garter Hotel & Casino in Wendover, Nevada, along with various other assets. Mr. Persson also acts as an officer, director, and/or manager of other affiliated entities. Maverick Casinos LLC was formed June 21, 2018, for the purposes of pursuing the Merger (as described in Item 4, below).

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

(f)	See Item 6 of the respective cover page of each Reporting Person.

Item 3. Source and Amount of Funds or Other Considerations

The information set forth in or incorporated by reference in Items 4, 5, and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The Maverick Shares (as defined in Item 4, below) reported herein as being beneficially owned by the Reporting Persons were purchased using the working capital of Maverick as contributed by its members upon and since formation. If the Merger (as described in Item 4, below) proceeds to consummation, Maverick will acquire the balance of the issued and outstanding Common Stock of Issuer, and the source of the Merger Consideration (as defined in Item 4, below) is anticipated to be a total minimum of $5.5 million in equity contributed by the members of Maverick and funds provided by HG Vora Special Opportunities Master Fund, Ltd., pursuant to a secured term loan facility of up to a $68 million, including a minimum of $29 million to be used to fund the Merger.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Items 3, 5, and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Maverick Shares (defined below) for investment purposes and in anticipation of approval by the shareholders of the merger and related transactions (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of September 18, 2018, as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of November 29, 2018 (the “Merger Agreement”), among the Issuer, Maverick, and Maverick Casinos Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Maverick; all as are more fully described in the Issuer’s current report filed on Form 8-K on September 18, 2018 and as further described in the Issuer’s proxy statement filed on Schedule 14A on November 30, 2018 (the “Proxy Statement”).

As descried in the Proxy Statement, on November 29, 2018, in order to facilitate and avoid delays associated with obtaining the approvals of the Washington State Gambling Commission required in order to consummate the Merger, the Issuer and Maverick entered into a Securities Purchase Agreement dated as of November 29, 2018 (as it may be amended from time to time, the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, on November 29, 2018, the Issuer issued and sold to Maverick 890,390 Issuer Shares (the “Maverick Shares”), representing 5% of the outstanding Issuer Shares (based on the number of outstanding Issuer Shares on November 29, 2018, after giving effect to the issuance and sale of the Maverick Shares), for $2.42 per share, the closing market price for Issuer Shares on the last trading day prior to the issuance and sale of the Issuer Shares to Maverick (and for an aggregate purchase price of $2,154,743.80 (the “Share Purchase Price”)). Pursuant to the terms of the Securities Purchase Agreement, Maverick has agreed not to sell, assign, dispose of, exchange, pledge, encumber, or otherwise transfer any of the Maverick Shares, or any interest therein, except to the Issuer as described below, and has agreed to vote all of the Maverick Shares in the same manner and in the same proportion as Issuer Shares that are not held by Maverick are voted. A portion of the Share Purchase Price was funded by the release of all funds held in escrow under the Escrow Agreement dated as of September 18, 2018 (the “Initial Escrow Agreement”), by and among the Issuer, Maverick, and Fidelity National Title Agency of Nevada, Inc., a Nevada corporation dba Fidelity National Title Group, as escrow agent (the “Escrow Agent”), which was entered into by the parties in connection with the Merger Agreement to secure Maverick’s obligation to pay a termination fee of $2 million to the Issuer upon the termination of the Merger Agreement in certain circumstances. The remaining portion of the Purchase Price ($153,658.77) was paid in cash by Maverick (the “Cash Payment”).

In connection with the Securities Purchase Agreement, (i) the Issuer, Maverick, and the Escrow Agent amended and restated the Initial Escrow Agreement in its entirety pursuant to an Amended and Restated Escrow Agreement dated as of November 29, 2018 (as it may be amended from time to time, the “Securities Escrow Agreement”), and (ii) all of the Maverick Shares were deposited with the Escrow Agent into a segregated escrow account, to be held, released, and disposed of by the Escrow Agent pursuant to the Securities Escrow Agreement to secure Maverick’s obligations to pay a termination fee of $2 million to the Issuer upon the termination of the Merger Agreement in certain circumstances. If the Merger is consummated, the Maverick Shares will be released to Maverick and, like any other Issuer Shares owned by Maverick, will be cancelled and will cease to exist, without any conversion thereof and no payment or distribution will be made with respect thereto pursuant to the Merger Agreement. In the event that the Merger Agreement is terminated prior to the consummation of the Merger under circumstances in which Maverick is required to pay a termination fee of $2 million to the Issuer, (a) Maverick will forfeit all of the Maverick Shares and they will be released from escrow and delivered to the Issuer in satisfaction of such fee, and (b) the Issuer will pay to Maverick an amount equal to the Cash Payment (the amount by which the Share Purchase Price exceeded $2 million). In the event the Merger Agreement is terminated prior to the consummation of the Merger under circumstances in which Maverick is not required to pay a termination fee of $2 million to the Issuer, the Issuer will be required to purchase all of the Maverick Shares from the Maverick for an amount equal to the Share Purchase Price, and the Maverick Shares will be released from escrow and delivered to the Issuer.

In the event the conditions to closing of the Merger as described in the Merger Agreement are satisfied and the Merger closes, Maverick will acquire all issued and outstanding shares of the Common Stock of the Issuer on such terms and conditions as are described in the Merger Agreement, including the payment to the Issuer’s pre-Merger shareholders (excluding the holder of the Maverick Shares) of $2.50 in cash, subject to certain possible adjustments described in the Merger Agreement, without interest (the “Merger Consideration”); provided that if the merger occurs after February 1, 2019, the Merger Consideration will be automatically increased by $0.01 for each month following such date until (and including) the date of the merger (prorated by the number of days for partial months), and net of any taxes required to be withheld therefrom, for each share of the Issuer’s common stock issued and outstanding immediately prior to the Merger. The Issuer would then become the wholly-owned subsidiary of Maverick, and Maverick intends to seek a delisting of the Issuer’s Common Stock and pursue termination of the Issuer’s reporting obligations under the Securities Exchange Act of 1934, as amended.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in or incorporated by reference items numbered 7-13 of the cover pages and in Items 2, 3, 4, and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)	See items numbered 7-13 of the cover pages and in Item 2 above.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 as filed with the Securities and Exchange Commission on September 13, 2018, that there were 16,848,182 outstanding shares of Common Stock of the Issuer as of September 1, 2018

(c)	The Reporting Persons have not engaged in any transactions in the Common Stock during the sixty day period prior to the filing of this Schedule 13D.

(d)	See Item numbered 1, above.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Items 3, 4, and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Index to Exhibits

1. Amendment No. 1 to Agreement and Plan of Merger dated as of November 29, 2018, among Nevada Gold & Casinos, Inc., Maverick Casinos LLC, and Maverick Casinos Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report of Nevada Gold & Casinos, Inc. on Form 8-K, filed November 30, 2018).

2. Securities Purchase Agreement dated as of November 29, 2018, by and among Nevada Gold & Casinos, Inc. and Maverick Casinos LLC (incorporated by reference to Exhibit 10.1 to the Current Report of Nevada Gold & Casinos, Inc. on Form 8-K, filed November 30, 2018).

3. Escrow Agreement dated as of November 29, 2018, by and among Nevada Gold & Casinos, Inc., Maverick Casinos LLC, and Mutual of Omaha Bank (incorporated by reference to Exhibit 10.2 to the Current Report of Nevada Gold & Casinos, Inc. on Form 8-K, filed November 30, 2018).

99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2018
Dated

MAVERICK CASINOS LLC

/s/ Eric Persson
Signature

Manager
Name/Title

ERIC PERSSON

/s/ Eric Persson
Signature